Exhibit 99.2

PERDIGÃO S.A.

A Publicly Held Authorized Capital Company

NIRE 35.300.149.947

CNPJ/MF 01.838.723/0001-27

CALL NOTICE FOR EXTRAORDINARY GENERAL SHAREHOLDER´S MEETING

Shareholders are hereby invited to attend an Extraordinary General Meeting to be held at 12:00 p.m. on July 8 2009 at the Company’s registered headquarters at Av. Escola Politécnica, 760, São Paulo — SP for considering the following agenda of the day: (1)  Amendment of Section 1 of the Bylaws to change the corporate name of Perdigão S.A. to BRF — Brasil Foods S.A.; (2) Amendment of Section 2 of the Bylaws to change the Company´s registered headquarters from the city of São Paulo (SP) to the city of Itajaí (SC); (3) Amendment of Section 16 of the Bylaws to increase the number of effective and  alternate members of the Board of Directors from 8 (eight) to between 9 (nine) and 11 (eleven) members; (4) Insertion of Section 51 and respective paragraphs in the Bylaws, in order to create, on a transition basis, the structure of a Co-Chairman as part of the Company’s Board of Directors; (5) Election of 3 (three) members and their respective alternates to the Board of Directors, one of them being the Co-Chairman, should the proposals mentioned under items 3) and 4) be approved; (6) Amendment of Paragraph one of Section 5 of the Bylaws, to increase the Company’s authorized capital from 250,000,000 common shares to 500,000,000 common shares permitting the increase in outstanding capital stock as a result of the propose primary public offering for by the Company, the request for registration of which has been filed with ANBID — the National Association of Investment Banks on June 5 2009; (7) Modification of item 9) of Section 18 of the Bylaws, to exclude the authority from the Board of Directors decisions on the opening and closing of branches, agencies, offices and other establishments of the Company, exclusively relating to any location in Brazil, this function now becoming the prerogative of the Board of Executive Officers; (8) Consider the terms and conditions for the Protocol and Justification for the Merger of the Shares, Issued by HFF Participações S.A., by Perdigão S.A. (“Protocol and Justification”) with respect to the merger of shares of HFF Participações S/A (“HFF”) by the Company; (9) Ratify the engagement and appointment of institution preparing appraisal report: (a) Banco de Investimentos Credit Suisse  (Brasil)  S/A, enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 33.987.793/0001-33 (“Credit Suisse”), responsible for the appraisal report determining the exchange ratio of the shares issued by HFF for shares issued by Perdigão; (b) Planconsult Planejamento e Consultoria Ltda., enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 51.163.298/0001-23, responsible for the evaluation of the shares of both the Company and also HFF for the purposes of deciding the increase of the Company’s capital; (10) Consider the appraisal reports and the exchange ratio contained in the appraisal report prepared by Credit Suisse; (11) Consider the merger of the shares issued by HFF by the Company and approve the increase of the Company´s capital stock to be effected by means of the transfer of the merged shares.

Pursuant to the provisions in Article 13 of the Bylaws, the shareholders shall submit to the Company’s registered headquarter by July 3 2009, the last date, preceding the minimum 5 (five) days before the date on which the Extraordinary General Meeting is to be held, a power of attorney with notarized  signature. Shareholders who hold shares of the Company through a custodian in the fungible depository service shall present a statement issued by the custodian containing the respective outstanding shareholding position.

The proposal of the Board of Directors and the draft of the Bylaws as well as the Protocol and Justification are at the disposal of the shareholders on Perdigão’s website (www.perdigao.com.br/ri). Copies of this documentation shall also be available at the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br). Shareholders wishing to consult and examine the documents at the Company’s registered headquarters may arrange a date and time to do so with the Investor Relations area (telephones (11) 3718-5465, 3718-5301 and 3718-5306).

São Paulo, June 22, 2009.

Nildemar Secches

Chairman of the Board of Directors

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.